SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

TRANSMONTAIGNE PARTNERS LLC

(Name of the Issuer)

TransMontaigne Partners LLC

ArcLight Energy Partners Fund VI, L.P.

Pike Petroleum Fund VI Holdings, LLC

Pike Petroleum Holdings, LLC

PPH Management Holdings, LLC

TLP Acquisition Holdings, LLC

TLP Finance Holdings, LLC

TLP Merger Sub, LLC

TLP Equity Holdings, LLC

Daniel R. Revers

(Names of Persons Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

89376V100

(CUSIP Number of Class of Securities)

Frederick W. Boutin Chief Executive Officer TransMontaigne Partners LLC 1670 Broadway, Suite 3100 Denver, Colorado 80202 (303) 626-8200	Ted Burke ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, Massachusetts 02116 (617) 531-6300
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Ryan J. Maierson	Douglas Bacon, P.C.
Latham & Watkins LLP	Julian J. Seiguer, P.C.
811 Main Street, Suite 3700	Michael P. Fisherman
Houston, Texas 77002	Kirkland & Ellis LLP
(713) 546-5400	609 Main Street, 45th Floor
Houston, Texas 77002
(713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$553,415,904	$67,074

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on (i) the aggregate cash payment for the proposed per common unit cash payment of $41.00 plus (ii) $0.805 per common unit multiplied by 13,238,031.4406 outstanding common units of the issuer (representing 13,062,419 common units and (ii) 175,612.4406 common units issuable upon settlement or vesting of outstanding phantom units) subject to the transaction (which equals to the total outstanding common units less the common units held by TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC and TLP Equity Holdings, LLC) (the “Transaction Valuation”). The foregoing figures have been provided by the issuer and are as of December 17, 2018.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒                                   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$67,074	Filing Party:	TransMontaigne Partners L.P.
Form or Registration No.:	Schedule 14A	Date Filed:	December 17, 2018

INTRODUCTORY NOTE

On February 26, 2019, after the Merger, the registrant, TransMontaigne Partners L.P., a Delaware limited partnership, converted into a Delaware limited liability company named “TransMontaigne Partners LLC” (the “TLP Conversion”). References herein to “TLP,” the “Partnership” or the “Company” refer to TransMontaigne Partners L.P. prior to the TLP Conversion and TransMontaigne Partners LLC following the TLP Conversion. Immediately following the TLP Conversion, on February 26, 2019, the general partner of the registrant, TransMontaigne GP L.L.C., merged with and into TransMontaigne Partners LLC with TransMontaigne Partners LLC surviving (the “GP Merger”). References herein to the “General Partner” refer to TransMontaigne GP L.L.C. prior to the GP Merger and TransMontaigne Partners LLC following the GP Merger.

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) TransMontaigne Partners L.P., a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13E-3 transaction; (ii) ArcLight Energy Partners Fund VI, L.P., a Delaware limited partnership (“ArcLight”); (iii) Pike Petroleum Fund VI Holdings, LLC, a Delaware limited liability company; (iv) Pike Petroleum Holdings, LLC, a Delaware limited liability company; (v) PPH Management Holdings, LLC, a Delaware limited liability company; (vi) the General Partner; (vii) TLP Finance Holdings, LLC, a Delaware limited liability company (“Parent”); (viii) TLP Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (ix) TLP Acquisition Holdings, LLC, a Delaware limited liability company (“TLP Holdings”); (x) TLP Equity Holdings, LLC, a Delaware limited liability company (“Equity Holdings”); and (xi) Daniel R. Revers. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 25, 2018 (the “Merger Agreement”), by and among the Partnership, the General Partner, Parent, Merger Sub, TLP Holdings and, solely for the purposes of Section 6.19 thereof, Equity Holdings. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time, other than Common Units held by Parent, TLP Holdings, Equity Holdings or their respective permitted transferees (“Sponsor Units”), was converted into the right to receive $41.00 in cash, paid without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units were converted into the right to receive the Merger Consideration and are no longer outstanding and were automatically cancelled and no longer exist. The Sponsor Units were not cancelled, were not converted into the Merger Consideration and remain outstanding. The Partnership’s phantom units under the TLP Management Services LLC Savings and Retention Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “Savings and Retention Plan”), established pursuant to the TLP Management Services LLC 2016 Long-Term Incentive Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “LTIP,” and together with the Savings and Retention Plan, the “Equity Plans”), were converted into a right to receive a cash payment in an amount equal to the Merger Consideration with respect to each such phantom unit, which amount (i) was treated as “Covered Compensation” under the Savings and Retention Plan, and will vest and be payable in accordance with the terms of the underlying award agreement or letter (or the Savings and Retention Plan, if there was no separate award agreement or letter), and (ii) will be adjusted in accordance with the Savings and Retention Plan. Prior to the Effective Time, TLP Holdings, the Partnership and the General Partner took all actions necessary to eliminate any obligation under the Equity Plans to grant or issue any rights with respect to Common Units or other equity interests in the Partnership.

The conflicts committee of the board of directors of the General Partner (the “GP Board” and such conflicts committee, the “Conflicts Committee”), consisting of three independent directors, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the holders of the Common Units (“Unitholders”) other than TLP Holdings, Parent, Merger Sub, the General Partner, Equity Holdings and their respective affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the GP Board and the Unitholders approve the Merger Agreement and the Merger, such recommendation and approval constituting “Special Approval” as such term is defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership. In determining to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C., the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion set forth therein, the merger consideration was fair, from a financial point of view, to the Unaffiliated Unitholders (the “Evercore Fairness Opinion”).

The GP Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Unaffiliated Unitholders and approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Partnership filed a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act with respect to the special meeting of Unitholders, at which Unitholders were asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. The Proxy Statement was mailed to Unitholders on or about January 25, 2019. The special meeting of Unitholders was convened on February 26, 2019 and on such date, the Unitholders voted to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 2 to the Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.                                         ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On February 26, 2019, the Partnership held a special meeting of Unitholders in order to vote upon a proposal to approve the Merger Agreement and the Merger (the “Merger Proposal”). At the special meeting, the Merger Proposal was approved by a majority of the Unitholders.

On February 26, 2019, the Partnership filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and the General Partner.

As a result of the Merger, the Partnership ceased to be a publicly traded company and the Partnership’s Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.                                         EXHIBITS

Item 16 is hereby amended and supplemented as follows.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of TransMontaigne Partners L.P. (the “Proxy Statement”) (incorporated herein by reference to the Partnership’s Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Unitholders of TransMontaigne Partners L.P. (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of TransMontaigne Partners L.P., dated November 26, 2018 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 26, 2018).

(a)(6)	Press Release of TransMontaigne Partners L.P., dated February 26, 2019 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed February 26, 2019).

(b)(1)*	Senior Secured Credit Facility, dated as of November 25, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, and the lenders from time to time party thereto.

(b)(2)*

Amendment No. 1 to Senior Secured Credit Facility, dated as of December 14, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, and the lenders from time to time party thereto.

(c)(1)*	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 19, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 26, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 7, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 13, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated August 15, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated October 3, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated October 12, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated November 25, 2018, for the Conflicts Committee of the Board of Directors of TransMontaigne GP L.L.C.

(c)(10)*	Presentation materials prepared by Barclays Capital Inc., dated June 20, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(11)*	Presentation materials prepared by Barclays Capital Inc., dated July 26, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(12)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(13)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(14)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(15)*	Presentation materials prepared by Barclays Capital Inc., dated August 6, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(c)(16)*	Presentation materials prepared by Barclays Capital Inc., dated October 23, 2018, for each of the ArcLight Filing Parties on a non-reliance basis.

(d)(1)

Agreement and Plan of Merger, dated as of November 25, 2018, among the Partnership, the General Partner, Parent, TLP Finance Holdings, LLC, TLP Merger Sub, LLC, TLP Acquisition Holdings, LLC and, solely for the purposes of Section 6.19 thereof, TLP Equity Holdings, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)

Support Agreement, dated as of November 25, 2018, by and among TransMontaigne Partners L.P., TLP Acquisition Holdings, LLC and TLP Equity Holdings, LLC (incorporated herein by reference to Annex C of the Proxy Statement.

(d)(3)*	Limited Guarantee, dated as of November 25, 2018, by Pike Petroleum Holdings, LLC in favor of TransMontaigne Partners L.P.

(f)(1)

First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of May 27, 2005 (incorporated herein by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by TransMontaigne Partners L.P. with the SEC on September 13, 2005).

(f)(2)

First Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of January 23, 2006 (incorporated herein by reference to Exhibit 3.3 of TransMontaigne Partners

L.P.’s Annual Report on Form 10-K filed by TransMontaigne Partners with the SEC on March 8, 2010).

(f)(3)

Second Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P., dated as of April 7, 2008 (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by TransMontaigne Partners L.P. with the SEC on April 8, 2008).

(f)(4)

Third Amendment to the First Amended and Restated Agreement of Limited Partnership of TransMontaigne Partners L.P. dated May 5, 2015 (incorporated herein by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed by TransMontaigne Partners L.P. with the SEC on May 7, 2015).

(g)	None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 26, 2019

TRANSMONTAIGNE PARTNERS LLC

By:	/s/ Frederick W. Boutin
Name: Frederick W. Boutin
Title: Chief Executive Officer

TLP FINANCE HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP MERGER SUB, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP ACQUISITION HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

TLP EQUITY HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

ARCLIGHT ENERGY PARTNERS FUND VI, L.P.

By: ArcLight PEF GP VI, LLC, its General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Manager

By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PIKE PETROLEUM HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PPH MANAGEMENT HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

PIKE PETROLEUM FUND VI HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

DANIEL R. REVERS

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers